4Q 2019 Results February 13, 2020 Exhibit 3

This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect current expectations and projections about future events of CEMEX Holdings Philippines, Inc. ("CHP") based on CHP’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CHP’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CHP or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CHP’s exposure to other sectors that impact CHP’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CHP operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CHP’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CHP’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CHP’s cost-reduction initiatives and implement CHP’s pricing initiatives for CHP’s products; the increasing reliance on information technology infrastructure for CHP’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CHP’s public filings such as but not limited to receiving any pending regulatory approval in connection with the Share Rights Offering. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CHP’s business. The information contained in these presentations is subject to change without notice, and CHP is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP’s prices for products sold or distributed by CHP or its subsidiaries. Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries

2019 Full Year Highlights 2pp year-over-year reduction in distribution costs, as a percentage to sales CEMEX Go client-adoption rate above 90% Operative efficiency above 90% for all kilns (Solid Cement and APO Cement) Record clinker production for APO Cement APO Cement and Solid Cement ranked as one of the best-in-class cement plants in quality within CEMEX. APO Cement consistently ranked # 1 in Analytical Reliability Evaluation (ARE) in CEMEX USA and Philippines Cluster of cement plants

Domestic Cement Volumes and Prices Domestic cement volumes decreased by 3% year-over-year during the fourth quarter. Adverse weather conditions in the month of December affected Luzon and Visayas. For 2019, domestic cement volumes decreased by 3% compared to 2018. Slowdown in construction activity related to the delayed approval of the national budget and mid-term elections held in May. Ramp-up in sales volumes during 1Q19 after the impact of the September 2018 landslide in Naga City, Cebu, near our APO Cement plant. Domestic cement prices increased by 4% year-over-year in 2019, reflecting price adjustments implemented in 2018.

Net Sales Net sales increased by 1% in 2019 compared to 2018. For the fourth quarter, net sales decreased by 3% year-over-year due to lower volumes. Net Sales1 +1% -3% 1 Millions of Philippine Pesos

Private Sector Total approved building permits grew by 1.3% year-over-year during the third quarter of 2019 due to a decline in approvals of residential buildings and a slowdown in approvals in the industrial and commercial building segments. Construction employment increased by 8% year-over-year during the fourth quarter. Residential sector activity was lower-than-expected despite favorable macro-fundamentals such as lower inflation, lower borrowing rates, and strong remittances. The non-residential sector slightly recovered but continued to be challenged by issues such as pending tax reforms, resulting in lower net foreign direct investment (FDI) inflows totaling US$ 6.4 billion as of November 2019, 30% lower than those in the same period in 2018. Source: Philippine Statistics Authority Employment in Construction (M Persons) YoY % +13.5% +5.2% +3.6% +7.9% Approved Building Permits (YoY % Growth)

Public Sector Infrastructure and Capital Outlay was lower by 3% year-over-year during the first eleven months of 2019. Improvement in infrastructure cash disbursements was observed in September, when the government caught-up on spending programs for the month. The government expects faster disbursements in December 2019, despite a month-on-month decline in October and November, as agencies tried to speed up implementation of projects and programs. Disbursements on Infrastructure and Capital Outlays (in PHP billion) Refers to year-over-year growth % Source: Department of Budget and Management

Cost of Sales 2019 cost of sales, as a percentage of sales, decreased by 2 pp year-over-year. Fuel costs benefitted from the use of a new coal mix. Realized savings in power costs due to lower electricity rates. 4Q19 cost of sales, as a percentage of sales, reached 59%. 4Q18 costs were affected by higher input costs due to the September landslide in Naga, Cebu. Cost of Sales (% of net sales) Fuel and Power (% of cost of sales)

Operating Expenses Distribution expenses, as a percentage of sales, decreased by 2 pp year-over-year resulting from lower double-handling, and supply-chain-optimization initiatives. For the fourth quarter, distribution expenses increased by 2 pp year-over-year mainly due to one-off costs associated with the termination of a bulk vessel charter contract. Selling and administrative expenses, as a percentage of sales, remained flat on a year-over-year basis at 13%. Distribution (% of net sales) Selling and Administrative (% of net sales)

Operating EBITDA and Operating EBITDA Margin Operating EBITDA for the fourth quarter increased by 49% year-over-year with an operating EBITDA margin of 15%. Operating EBITDA for 2019 increased by 25% year-over-year with an operating EBITDA margin of 18%. Operating EBITDA Variation1 10% 15% 14% 18% Refers to operating EBITDA margin % 1 Millions of Philippine Pesos

Net Income Net income for 2019 benefited from higher operating earnings and foreign exchange gains. Higher financial expenses due to increases in debt level and benchmark rates. Net Income1 1 Millions of Philippine Pesos

Free Cash Flow & Guidance 4q 2019

Free cash flow after maintenance CAPEX for 2019 reached PHP 2.5 billion. Benefit from working capital was due to a one-time collection of insurance claims and lower inventories of materials and spare parts. Strategic CAPEX for 2019 reached almost PHP 3.2 billion as spending increases for our Solid Cement Plant Expansion project. Free Cash Flow PENDING

Civil works continue, as we start to build the different structures of the project. Reception of main equipment and components are ongoing. New line expected to start operations in the second quarter of 2021. Expected total investment of US$235 million Solid Cement Plant Capacity Expansion

2020 Guidance Cement volumes 3-7% Capital expenditures PHP 1,000 million PHP 6,400 million PHP 7,400 million Maintenance CAPEX Solid Cement Plant Expansion CAPEX Total CAPEX

Update regarding the Stock Rights Offering Stock Rights Offering (“SRO”) of 8,293,831,169 common shares with a par value of Php 1.00 per common share (the “Offer Shares”) set at the price of Php 1.54 per share was successfully completed with the offer period ending last January 24, 2020. Currently in the process of securing regulatory approvals in preparation for listing. Offer Shares are expected to be listed on or before March 4, 2020. SRO proceeds, currently deposited in an escrow account with BDO, will be released upon listing. After the expected listing and release of proceeds, CHP will take the necessary steps to prepay the Solid Cement and APO Cement loans with CEMEX Asia B.V., and use the remaining proceeds as previously disclosed

Q&A SESSION 4Q 2019 RESULTS

4Q 2019 appendix

Debt Maturity Profile Total Debt: PHP 20,063 Avg. life of debt2: 5.1 years Net Debt to EBITDA3: 4.4x All amounts in millions of Philippine Pesos 1 Related Party Loans pertain to loans with CEMEX Asia B.V. (“CABV”) 2 Based on weighted average life of debt 3 Last 12 months Consolidated EBITDA 1

Total Debt: PHP 13,590 Avg. life of debt2: 5.6 years Net Debt to EBITDA3: 1.4x All amounts in millions of Philippine Pesos 1 Using a portion of the expected proceeds from the Stock Rights Offering (“SRO”) to prepay the Solid Cement and APO Cement loans with CEMEX Asia B.V. (“CABV”) 2 Based on weighted average life of debt 3 Last 12 months Consolidated EBITDA; includes estimated remaining cash from net SRO proceeds after prepaying Solid Cement and APO Cement loans with CABV Pro-forma1 Debt Maturity Profile

Additional Debt Information Note: All amounts in millions of Philippine Pesos, except percentages and ratios 1 U.S. dollar debt converted using end-of-period exchange rates 2 Includes leases, in accordance with Philippine Financial Reporting Standards (PFRS). 3 Based on BDO Loan Facility financial covenants which we are required to comply commencing in June 2020

Definitions PHP Philippine Pesos Pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products. Operating EBITDA Operating earnings before other expenses, net, plus depreciation and operating amortization. Free Cash Flow Operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation), Maintenance Capital Expenditures Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies, Strategic capital expenditures investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Change in Working capital in the Free cash flow statements Only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense. Net Debt Total debt (debt plus leases) minus cash and cash equivalents.

Contact Information Stock Information PSE: CHP Investor Relations In the Philippines +632 8849 3600 chp.ir@cemex.com